Exhibit (a)(1)(vii)
     This announcement is not an offer to purchase or a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase dated February 25, 2008 and the related Letter of Transmittal and any amendments or supplements thereto and is being made to all holders of Shares. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions where the applicable laws require that the Offer be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction.
Notice of Offer to Purchase for Cash
All Outstanding Shares of Common Stock
(including the Associated Series A Junior
Participating Preferred Stock Purchase Rights)
of
POSSIS MEDICAL, INC.
for
$19.50 Net Per Share in Cash
by
PHOENIX ACQUISITION CORP.
a wholly-owned subsidiary of
MEDRAD, INC.
an indirect, wholly-owned subsidiary of
BAYER AKTIENGESELLSCHAFT
     Phoenix Acquisition Corp., a Minnesota corporation (“Purchaser”), which is a wholly-owned subsidiary of MEDRAD, Inc., a Delaware corporation (“Parent”), which is an indirect, wholly-owned subsidiary of Bayer Aktiengesellschaft, a corporation formed under the laws of the Federal Republic of Germany, is offering to purchase all outstanding shares of common stock, $.40 par value per share, and the associated series A junior participating preferred stock purchase rights (together, the “Shares”), of Possis Medical, Inc., a Minnesota corporation (the “Company”), at $19.50 per Share, net to the seller in cash (the “Offer Price”), without interest thereon and subject to reduction for any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 25, 2008 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).
THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON TUESDAY, MARCH 25, 2008, UNLESS THE OFFER IS EXTENDED.
     The Offer is being made pursuant to the Agreement and Plan of Merger dated as of February 11, 2008, among Parent, Purchaser and the Company, as amended by Amendment No.1 dated February 20, 2008 (as amended, the “Merger Agreement”). The purpose of the Offer and the Merger (as defined below) is to acquire control of, and the entire equity interest in, the Company. As soon as practicable after consummation of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company, with the Company surviving as a wholly-owned subsidiary of Parent (the “Merger”). Each Share outstanding immediately prior to the effective time of the Merger (other than (i) Shares held by shareholders who have not voted in favor of the Merger and who have delivered a written demand for appraisal of their Shares in accordance with the Minnesota Business Corporation Act (the “MBCA”) and (ii) Shares owned by Parent or Purchaser) shall automatically be converted into the right to receive an amount in cash, without interest, equal to the Offer Price per share. If the Merger is consummated shareholders who have not tendered their Shares in the Offer will have certain rights under the MBCA to dissent from the Merger and obtain payment in cash for the “fair value” of their Shares. See Section 17-“Dissenters’ Rights” of the Offer to Purchase.
THE BOARD OF DIRECTORS OF THE COMPANY UNANIMOUSLY RECOMMENDS THAT HOLDERS OF SHARES TENDER ALL OF THEIR SHARES INTO THE OFFER.
     The Offer to Purchase, the related Letter of Transmittal and the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (which contains the recommendation of the Company’s board of directors and the reasons therefor) contain important information. Shareholders should carefully read these documents in their entirety before any decision is made with respect to the Offer.
     The Offer is conditioned upon, among other things: (i) there having been validly tendered in accordance with the terms of the Offer, prior to the scheduled expiration of the Offer (as extended) and not withdrawn, a number of Shares which represents at least two-thirds of the total number of outstanding Shares on a “fully diluted basis” (which assumes conversion or exercise of all derivative securities regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof); (ii) the waiting period (and any extension thereof) applicable to the transactions contemplated by the Merger Agreement (including the Offer and the Merger) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”), and any merger control, antitrust and competition laws of any jurisdiction other than those of the United States having expired or been terminated and any approvals required under such laws having been obtained; and (iii) subject to certain exceptions, there not having occurred any change, event, effect or occurrence arising after the date of the Merger Agreement which has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the financial condition, operations, business or results of operations of the Company and its subsidiaries taken as a whole. If these or any of the other conditions to the Offer are not satisfied, Purchaser is not required to accept for payment or, subject to applicable rules and regulations of the Securities and Exchange Commission (“SEC”), pay for any tendered Shares and, subject to the terms of the Merger Agreement, may terminate or amend the Offer. The Offer is not conditioned upon Parent or Purchaser obtaining financing.
     Upon the terms and subject to the conditions set forth in the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not theretofore withdrawn in accordance with Section 4—“Withdrawal Rights”- of the Offer to Purchase. The term “Expiration Date” means 5:00 p.m., New York City time, on Tuesday, March 25, 2008, unless Purchaser has extended the period of time for which the Offer is open, in which event the term “Expiration Date” will mean the latest time and date at which the Offer, as so extended, will expire.
     For purposes of the Offer, Purchaser shall be deemed to have accepted for payment tendered Shares when, as and if Purchaser gives oral or written notice to Mellon Investor Services LLC (the “Depositary”) of its acceptance for payment of the tenders of such Shares. Payment for Shares accepted pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company), (ii) a properly completed and duly executed Letter of Transmittal and (iii) any other required documents. In all cases, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payment from Purchaser and transmitting such payment to tendering shareholders. If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or Purchaser is unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to Purchaser’s rights under the Offer the Depositary may, nevertheless, on Purchaser’s behalf, retain tendered Shares, and such Shares may not be withdrawn, except to the extent that the tendering shareholders are entitled to withdrawal rights as described in Section 4—“Withdrawal Rights”- of the Offer to Purchase and as otherwise required by Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Under no circumstances will Purchaser pay interest on the purchase price for Shares by reason of any delay in making such payment.
     Subject to the parties’ rights to terminate the Merger Agreement if the Offer is not consummated by May 31, 2008 and the parties’ rights to otherwise terminate the Merger Agreement and Offer pursuant to the terms of the Merger Agreement, the Merger Agreement provides that the Offer may, and in certain events is required to, be extended, as follows: (i) Purchaser is required to extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer; (ii) Purchaser is required to extend the Offer if (a) the waiting period (and any extension thereof) applicable to the Offer or the Merger under the HSR Act and any merger control, antitrust and competition laws of any jurisdiction other than those of the United States have not terminated or expired prior to the Expiration Date, or (b) any approvals required under the laws of any such jurisdiction have not been obtained from the applicable governmental entity prior to the Expiration Date, until such time as such conditions are satisfied; (iii) Purchaser is required to extend the Offer at the Company’s request if any of the other conditions to the Offer are not satisfied (except to the extent that such conditions are incapable of being satisfied) for a period requested by the Company of not more than ten (10) business days in order to permit the satisfaction of such conditions to the Offer (provided that Purchaser is not required to extend the Offer at the Company’s request on more than two occasions or if the failure to meet any of the conditions to the Offer was caused by or resulted from the failure of the Company to perform in any material respect any covenant or agreement of the Company contained in the Merger Agreement, or the material breach by the Company of any representation or warranty contained in the Merger Agreement); and (iv) Purchaser may extend the Offer, without the consent of the Company, in increments of not more than ten (10) business days each if any of the conditions to Purchaser’s obligation to purchase Shares are not satisfied. In addition, Purchaser may, without the consent of the Company, make available a subsequent offering period (within the meaning of Rule 14d-11 under the Exchange Act) if, on the then-applicable Expiration Date, the conditions to the Offer have been satisfied or waived but there has not been tendered that number of Shares which would equal at least ninety percent (90%) of the issued and then outstanding Shares on a “fully diluted basis”. A subsequent offering period is a period of not less than three (3) nor more than twenty (20) business days beginning no later than 9:00 a.m., New York City time, on the next business day following the Expiration Date. A subsequent offering period, if one is provided, is not an extension of the Offer, which already will have been completed. During a subsequent offering period, tendering shareholders will not have withdrawal rights, and Purchaser will promptly purchase and pay for any Shares tendered during the subsequent offering period at the same price paid in the Offer.
     Any extension, delay, termination or amendment of the Offer will be followed promptly by public announcement thereof, such announcement in the case of an extension to be issued not later than 9:00 a.m. New York City time, on the next business day after the previously scheduled Expiration Date in accordance with the public announcement requirements of Rule 14(e)-1(d) under the Exchange Act. Without limiting Purchaser’s obligation under such rule or the manner in which Purchaser may choose to make any public announcement, Purchaser will have no obligation to publish, advertise or otherwise make any public announcement other than by issuing a press release to a national news service.
     Tenders of Shares made pursuant to the Offer may be withdrawn at any time prior to the expiration of the Offer. Thereafter, such tenders are irrevocable, except that they may be withdrawn after Thursday, April 24, 2008 unless such Shares have been accepted for payment as provided in the Offer to Purchase; provided, however, that there will be no withdrawal rights during any subsequent offering period. For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name in which the certificates representing such Shares are registered, if different from that of the person who tendered the Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution, the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer set forth in Section 3—“Procedure for Tendering Shares”- of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Depositary to be credited with the withdrawn Shares.
     All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser, in its sole discretion, and its determination will be final and binding on all parties. None of Purchaser, the Depositary, the Information Agent, the Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.
     The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934 is contained in the Offer to Purchase and the related Letter of Transmittal and is incorporated herein by reference.
     The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.
     Any questions or requests for assistance may be directed to the Information Agent at the telephone numbers and addresses set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal and other tender offer materials may be directed to the Information Agent as set forth below, and copies will be furnished promptly at Purchaser’s expense. Shareholders may also contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offer. To confirm delivery of Shares, shareholders are directed to contact Mellon Investor Services LLC, the Depositary for the Offer, at (201) 680-4860.
The Information Agent for the Offer is:
Morrow & Co., LLC
470 West Avenue
Stamford, CT 06902
(203) 658-9400
Banks and Brokerage Firms Call Toll Free: (800) 662-5200
Shareholders Call Toll Free: (800) 607-0088
Email: poss.info@morrowco.com
The Dealer Manager for the Offer is:
Morgan Stanley
Morgan Stanley & Co. Incorporated
1585 Broadway
New York, New York 10036
Call Toll Free: (866) 395-2178
February 25, 2008